Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-N/A

Acorn International, Inc.

Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

	By:	/s/ Gordon Xiaogang Wang
	Name:	Gordon Xiaogang Wang
	Title:	Vice president, chief financial officer

Date: September 18, 2009

Exhibit 99.1

ACORN INTERNATIONAL, INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 23, 2009

On October 23, 2009, Acorn International, Inc., a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders at the offices of O’Melveny & Myers LLP, 37/F, Tower 1, Plaza 66, 1266 Nanjing Road West, Shanghai 200040, People’s Republic of China, at 10:00 a.m. local time for the following purposes:

1.	Re-election of Mr. Robert W. Roche as a director of the Company.

2.	Re-election of Mr. Ying Wu as a director of the Company.

3.	Election of Mr. Hongbing Lv as a director of the Company.

4.	Ratification and appointment of Deloitte Touche Tohmatsu CPA Ltd. as independent auditor of the Company.

5.	To transact any such other business that may properly come before the meeting.

You can find more information about each of these items, including the nominees for directors, in the attached proxy statement. Only shareholders registered in the register of members at the close of business on September 11, 2009 can vote at this meeting or at any adjournment that may take place.

We cordially invite all shareholders to attend the annual general meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the annual general meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the annual general meeting. If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set Forth in the proxy statement. This proxy is to be delivered to the attention of Chen Fu, Investor Relations, Acorn International, Inc., 18/F, 20th Building, 487 Tian Lin Road, Shanghai 200233, People’s Republic of China, and arrive no later than 48 hours prior to the meeting. The Notice of the Annual General Meeting of Shareholders, the Proxy Statement and a copy of the Company’s 2008 Annual Report are also available through our website at http://eng.chinadrtv.com.

By Order of the Board of Directors,

/s/ James Yujun Hu
James Yujun Hu
Chairman of the Board and
Chief Executive Officer

September 18, 2009

Exhibit 99.2

Annual General Meeting of Shareholders

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on October 16, 2009 for action to be taken.

2009 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

ACORN INTERNATIONAL, INC. (the “Company”)

ADS CUSIP No.:	004854105.
ADS Record Date:	September 11, 2009.
Meeting Specifics:	Annual General Meeting of Shareholders - October 23, 2009 at 10:00 A.M. (local time) at the offices of O’Melveny & Myers LLP, 37/F, Tower 1, Plaza 66, 1266 Nanjing Road West, Shanghai 200040, People’s Republic of China.
Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of May 2, 2007.
Deposited Securities:	Ordinary Shares, Par Value US$0.01 per Share, of the Company.
Custodian:	Citibank, N.A. - Hong Kong.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the “ADSs”) hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, voting at any meeting is by show of hands unless a poll is demanded. If voting is by poll and the Depositary does not receive instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (i) the Company does not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of Deposited Securities may be adversely affected. The Company has informed the Depositary that any discretionary proxy they receive from the Depositary will be voted in accordance with the Board recommendations in the Company’s Proxy Statement enclosed herewith.

Please further note that, if the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder (unless otherwise specified in the notice distributed to Holders) to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. The Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at the meeting.

Please also note that Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

Furthermore, in accordance with and subject to the terms of Section 3.5 of the Deposit Agreement, the Company may restrict transfers of the shares, or the ADSs representing such shares, where such transfer might result in ownership of the shares, or the ADSs representing such shares, exceeding the limits imposed by applicable law or the Articles of Association of the Company. The Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner in excess of the limits set forth in the preceding sentence, including, but not limited to, the removal or limitation of voting rights.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

Agenda:

1.	Approval of the re-election of Mr. Robert W. Roche as a director of the Company, as set forth in the Company’s Notice of Meeting enclosed herewith.

2.	Approval of the re-election of Mr. Ying Wu as a director of the Company, as set forth in the Company’s Notice of Meeting enclosed herewith.

3.	Approval of the election of Mr. Hongbing Lv as a director of the Company, as set forth in the Company’s Notice of Meeting enclosed herewith.

4.	Ratification and appointment of Deloitte Touche Tohmatsu CPA Ltd. as the Company’s independent auditor, as set forth in the Company’s Notice of Meeting enclosed herewith.

5.	To transact any such other business that may properly come before the meeting.

A	Issues	Acorn International, Inc.

		For	Against	Abstain

Resolution 1		☐	☐	☐

Resolution 2		☐	☐	☐

Resolution 3		☐	☐	☐

Resolution 4		☐	☐	☐

Resolution 5		n/a	n/a	n/a

B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be signed in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the box	Signature 2 - Please keep signature within the box	Date (mm/dd/yyyy)

/ /

Exhibit 99.3

ACORN INTERNATIONAL, INC.

PROXY STATEMENT

General

Our board of directors is soliciting proxies for the annual general meeting of shareholders to be held on October 23, 2009 at 10:00 a.m., local time, or at any adjournment or postponement thereof. The annual general meeting will be held at the offices of O’Melveny & Myers LLP, 37/F, Tower 1, Plaza 66, 1266 Nanjing Road West, Shanghai 200040, People’s Republic of China.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Acorn International, Inc., if you hold our ordinary shares, or to Citibank N.A. if you hold American Depositary Shares (“ADSs”) representing our ordinary shares.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on September 11, 2009 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of August 31, 2009, 88,855,673 of our ordinary shares, par value US$0.01 per share, were issued and outstanding, approximately 30,895,848 of which were represented by ADSs. Two (2) shareholders entitled to vote and present in person or by proxy that represent not less than one-third of our issued and outstanding voting power represented by the issued and paid up shares in the Company shall form a quorum for all purposes.

Voting and Solicitation

Holders of ordinary shares outstanding on the record are entitled to one vote for each ordinary share held. At the annual general meeting every ordinary shareholder present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative, may vote for the fully paid ordinary shares held by such ordinary shareholder. A resolution put to the vote of a meeting shall be decided on a poll. The result of the poll shall be deemed to be the resolution of the meeting.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage house, fiduciaries, and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed, and returned by holders of ordinary shares, the ordinary share they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the ordinary shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

Citibank. N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, Citibank, N.A. will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares or other Deposited Securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. Citibank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the ordinary shares represented by the ADSs, only Citibank, N.A. may vote those ordinary shares at the annual general meeting.

Citibank, N.A. and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed Voting Instruction Card is signed but is missing voting instructions, or (ii) the enclosed Voting Instruction Card is improperly completed, Citibank, N.A. will deem such holder of ADSs to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

PROPOSALS 1, 2 AND 3

ELECTION OF DIRECTORS

According to Article 87 of our Articles of Association, at each annual general meeting one-third of the Directors for the time being (or if their number is not a multiple of three (3), the number nearest to but not more than one-third) shall retire from office by rotation provided that every Director shall be subject to retirement at least once every three years. At the second annual general meeting after the adoption of our Articles of Association, all Class B Directors shall retire from office and be eligible for re-election. We now hereby nominate Mr. Robert W. Roche and Mr. Ying Wu as directors for re-election at the 2009 annual general meeting, and nominate Mr. Hongbing Lv as director for election as a new Class B independent director. The directors to be re-elected and elected will hold office for a three year term and until such director’s successor is elected and is duly qualified, or until such director’s disqualification in accordance with our Articles of Association.

Ordinary shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of each of the nominees named below. The board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such ordinary shares will be voted for the election of such substitute nominee as management may propose.

The names of the nominees, their ages as of August 2009, the principal positions currently held by each of them and their biographies are as follows:

Name	Age	Position
Robert W. Roche	46	Director
Ying Wu	50	Independent Directors
Hongbing Lv	43	N/A

Robert W. Roche is a co-founder and director of our company. He is also the co-founder and president of Oak Lawn Marketing, Inc., a Japan-based company that engages in the TV home shopping business. Mr. Roche is a founding member of the American Business Community of Nagoya. He is also the first governor from Chubu of the American Chamber of Commerce in Japan. Mr. Roche received his bachelor’s degree in Economics and Japanese Studies from Illinois State University in 1985 and a J.D. degree from the University of Denver in 1988.

Ying Wu is an independent director of our company. Mr. Wu has served as the general partner of CCT Capital since October 2007. Prior to joining CTC Capital, Mr. Wu served as UTStarcom, Inc.’s executive vice president and board vice chairman from October 1995 to June 2007. Mr. Wu also served as the president and chief executive officer of one of UTStarcom’s subsidiaries from October 1995 to June 2007. Mr. Wu was a co-founder of, and from February 1991 to September 1995 served as senior vice president of, StarCom Network Systems, Inc., a company that marketed and distributed third party telecommunications equipment. In September 1995, StarCom Network Systems merged with Unitech Telecom to from UTStarcom. From 1988 to 1991, Mr. Wu served as a member of the technical staff of Bellcore Laboratories. From 1987 to 1988, Mr. Wu served as a consultant at AT&T Bell Laboratories. Mr. Wu also serves as a director of AsiaInfo Holdings, Inc. He holds a B.S. in Electrical Engineering from Beijing Industrial University and an M.S. in Electrical Engineering from the New Jersey Institute of Technology.

Hongbing Lv has been the Chief Executive Partner of Grandall Legal Group since 2002. From 2005 to 2008, Mr. Lv served as the President of the Shanghai Bar Association, and has been acting as the vice president of the All China Lawyers Association since 2008. Mr. Lv has served as a member of the Expert Committee for Listed Companies of Shanghai Stock Exchange from 2003, and was a member of the Expert Committee for Listed Companies of Shenzhen Stock Exchange from 2006 to 2008. From 2003 to 2004, Mr. Lv was the full-time member of the 6th Issuing and Approving Committee of the China Securities Regulatory Commission. Mr. Lv has served as an arbitrator for the Shanghai Arbitration Commission, China International Economic and Trade Arbitration Commission and Shanghai Finance Arbitration Institute since 1999, 2001 and 2007, respectively. Since 2002, Mr. Lv additionally has served as a Professor at the East China University of Political Science and Law and the Shanghai Institute of Foreign Trade, and since 2008 has served as a Professor at the Shanghai University of Political Science and Law. Mr. Lv is studying for a PhD in Management from the University of Science and Technology of China and holds a Master of Law from the East China University of Political Science and Law.

Each director will be elected by an affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting.

TIIE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” OF EACH OF PROPOSALS 1, 2 AND 3, THE ELECTIONS OF THE NOMINEES NAMED ABOVE.

PROPOSAL 4

RATIFICATION AND APPOINTMENT OF INDEPENDENT AUDITOR

Our audit committee recommends, and our board of directors concurs, that Deloitte Touche Tohmatsu CPA Ltd. be ratified as our independent auditor for the fiscal year ending December 31, 2008 and be appointed as our independent auditor for the fiscal year ending December 31, 2009. Deloitte Touche Tohmatsu CPA Ltd. has served as our independent auditor since 2006.

In the event our shareholders fail to vote in favor of the appointment, our audit committee will reconsider its selection. Even if the shareholders vote in favor of the appointment, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 4, THE RATIFICATION AND APPOINTMENT OF DELOITTE TOUCHE TOHMATSU CPA LTD. AS OUR INDEPENDENT AUDITOR FOR FISCAL YEARS 2008 AND 2009.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the unclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/ James Yujun Hu
James Yujun Hu
Chairman of the Board and
Chief Executive Officer

September 18, 2009